UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 23, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                    No  ☒

THIS REPORT ON FORM 6-K (EXCLUDING EXHIBIT 99.1) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188387) ORIGINALLY FILED WITH THE SEC ON MAY 6, 2013.

Entry into a Material Definitive Agreement.

On May 22, 2013, Teekay LNG Partners L.P. (the “Partnership”) entered into an Equity Distribution Agreement (the “Agreement”) with Citigroup Global Markets Inc. (“Citigroup”). Pursuant to the terms of the Agreement, the Partnership may sell from time to time through Citigroup, as the Partnership’s sales agent, common units representing limited partner interests having an aggregate offering price of up to $100,000,000 (the “Units”). Sales of the Units, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Partnership and Citigroup. The Agreement provides that Citigroup, when it is acting as the Partnership’s agent, will be entitled to compensation of 2% of the gross sales price of the Common Units sold through Citigroup from time to time.

The Partnership intends to use the net proceeds from the sales of the Units, including its general partner’s proportionate capital contribution, after deducting the sales agent’s commission and offering expenses, for general partnership purposes, which may include, among other things, paying or refinancing all or a portion of our outstanding indebtedness and funding working capital, capital expenditures or acquisitions.

Under the terms of the Agreement, the Partnership may also sell Units from time to time to Citigroup as principal for its own account at a price to be agreed upon at the time of sale. Any sale of Units to Citigroup as principal would be pursuant to the terms of a separate terms agreement between the Partnership and Citigroup.

The Units will be issued pursuant to the Partnership’s Registration Statement on Form F-3 filed May 6, 2013 (Registration No. 333-188387). The Partnership has filed a prospectus supplement, dated May 22, 2013, with the Securities and Exchange Commission in connection with the offer and sale of the Common Units.

In connection with the securities offered under the Registration Statement on Form F-3 filed May 6, 2013, the Partnership may file on Form 6-K preliminary, unaudited financial results for each of the four quarters of its fiscal year in advance of its regular quarterly financial reports on Form 6-K, and its regular year-end financial report, filed on Form 20-F. The Partnership issued a news release attached hereto as Exhibit 99.1, announcing that it had entered into the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Units are filed herewith as Exhibits 5.1, 8.1 and 8.2.

Exhibits.

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated May 22, 2013, between Teekay LNG Partners L.P. and Citigroup Global Markets Inc.

5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams (New York) LLP, relating to tax matters

23.1	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

99.1	News release of Teekay LNG Partners L.P. announcing entry into the Equity Distribution Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: May 22, 2013	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated May 22, 2013, between Teekay LNG Partners L.P. and Citigroup Global Markets Inc.

5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams (New York) LLP, relating to tax matters

23.1	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

99.1	News release of Teekay LNG Partners L.P. announcing entry into the Equity Distribution Agreement